SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Telvent GIT, S.A.
(Name of Issuer)
Ordinary Shares, € 3.00505 nominal value per share
(Title of Class of Securities)
E90215109
(CUSIP Number)
Manuel Sánchez
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(34) 902-33-55-99
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 2, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Abengoa, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,637,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,637,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,637,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	40.44% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO
* Based on Telvent’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009. These percentages are based on 33,723,197 ordinary shares outstanding as of October 27, 2009, which does not include the 370,962 ordinary shares that Telvent repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the prospectus, such shares held by Telvent will not have voting or dividend rights so long as they are owned by Telvent and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares will continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding. Using 34,094,159 in calculating the percent of class owned by Abengoa, it beneficially owns 40.00%.

Page 2 of 7 Pages

13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Telvent Corporation S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,403,064

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,403,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,403,064

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	33.81% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on Telvent’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009. These percentages are based on 33,723,197 ordinary shares outstanding as of October 27, 2009, which does not include the 370,962 ordinary shares that Telvent repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the prospectus, such shares held by Telvent will not have voting or dividend rights so long as they are owned by Telvent and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares will continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding. Using 34,094,159 in calculating the percent of class owned by Telvent Corporation, it owns 33.45%.

Page 3 of 7 Pages

13D

CUSIP No.	E90215109

1	NAME OF REPORTING PERSON Siema AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,234,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,234,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,234,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.63% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO
* Based on Telvent’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009. These percentages are based on 33,723,197 ordinary shares outstanding as of October 27, 2009, which does not include the 370,962 ordinary shares that Telvent repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the prospectus, such shares held by Telvent will not have voting or dividend rights so long as they are owned by Telvent and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares will continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding. Using 34,094,159 in calculating the percent of class owned by Siema, it owns 6.55%.

Page 4 of 7 Pages

     This Third Amendment to Schedule 13D relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on November 6, 2008 (the “Original Schedule 13D”), and as amended by Amendment No. 1 on June 12, 2009, and Amendment No. 2 on September 23, 2009 of Abengoa, S.A., a company organized under the laws of the Kingdom of Spain (“Abengoa”), Siema AG, a company organized under the laws of Switzerland (“Siema”), and Telvent Corporation, S.L., a limited liability company organized under the laws of Spain (“Telvent Corporation,” and together with Abengoa and Siema, each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the ordinary shares, nominal value € 3.00505 per share (the “Shares”), of Telvent GIT, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (“Telvent,” or the “Issuer”).
     Items 2, 5, 6 and 7 are hereby supplemented and amended.
Item 2. Identity and Background
     Attached and incorporated herein by reference is Schedule A, which amends and restates certain information concerning the directors and executive officers of Abengoa, Siema, and Telvent Corporation.
Item 5. Interest in Securities of the Issuer.
     On November 2, 2009, Telvent Corporation sold 3,650,000 of Telvent’s Shares in a public offering and an additional 542,374 Shares to the underwriters who exercised their full over-allotment option pursuant to an underwriting agreement, dated October 27, 2009, pursuant to Telvent’s effective registration statement on Form F-3 (File No. 333-162278).
     (a) On November 2, 2009, Telvent Corporation sold 4,192,374 Shares. The sale decreased the total number of shares owned by Telvent Corporation to 11,403,064, or approximately 33.81% of Telvent’s outstanding Shares. As of November 2, 2009, Abengoa beneficially owns 13,637,664 Shares, or approximately 40.44% of Telvent’s outstanding Shares, and Siema beneficially owns 2,234,600 Shares, or approximately 6.63% of Telvent’s outstanding Shares.
     (b) Number of Shares to which such Reporting Persons have:
(i)	Sole power to vote or to direct the vote:

Abengoa, Telvent Corporation, and Siema have no power individually to vote or direct the vote of Shares.

(ii)	Shared power to vote or to direct the vote:

Abengoa and Telvent Corporation share voting power for 11,403,064 Shares. Abengoa and Siema share voting power for 2,234,600 Shares.

(iii)	Sole power to dispose or to direct the disposition of Shares:

Abengoa, Telvent Corporation, and Siema have no power individually to dispose of or to direct the disposition of Shares.

(iv)	Shared power to dispose or to direct the disposition of Shares:

Page 5 of 7 Pages

Abengoa and Telvent Corporation share dispositive power for 11,403,064 Shares. Abengoa and Siema share dispositive power for 2,234,600 Shares.
     (c) On October 27, 2009, Telvent Corporation entered into an Underwriting Agreement with Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the underwriters named in the Underwriting Agreement, to sell to such underwriters 3,650,000 Shares at a price of $25.8875 per Share. The offering was made pursuant to Telvent’s effective registration statement on Form F-3 (File No. 333-162278). In addition, Telvent Corporation granted the underwriters an option to purchase up to 542,374 additional Ordinary Shares to cover over-allotments, if any. The over-allotment option was exercised in full. Therefore, the total net proceeds (net of discounts and commission) to Telvent Corporation was $108,530,082.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On October 27, 2009 Telvent Corporation entered into the Underwriting Agreement, attached hereto as Exhibit 1, with Canaccord Adams, Inc. and Piper Jaffray & Co.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Underwriting Agreement, dated October 27, 2009, by and between Telvent Corporation, S.L. and Canaccord Adams Inc. and Piper Jaffray & Co., as representatives of the underwriters named in the Underwriting Agreement (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Telvent on October 28, 2009).

2	Joint Filing Agreement, dated November 6, 2008, by and among Abengoa S.A., Telvent Corporation S.L. and Siema AG (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 6, 2008).

Page 6 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABENGOA, S.A.

Dated: December 3, 2009	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Attorney

TELVENT CORPORATION S.L.

Dated: December 3, 2009	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Chairman

Dated: December 3, 2009	By: Name:	/s/ José Marcos José Marcos
	Title:	Director

Dated: December 3, 2009	By: Name:	/s/ Juan Carlos Jiménez Juan Carlos Jiménez
	Title:	Director

SIEMA AG

Dated: December 3, 2009	By: Name:	/s/ Miguel Angel Jiménez- Velasco Mazarío Miguel Angel Jiménez- Velasco Mazarío
	Title:	Chairman

Dated: December 3, 2009	By: Name:	/s/ Juan Carlos Jiménez Juan Carlos Jiménez
	Title:	Director

Page 7 of 7 Pages

Schedule A
     Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. de la Buhaira, 2, 41018 Sevilla, Spain. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 315 shareholders, none of whom Telvent believes has a controlling interest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Felipe Benjumea Llorente	Director (Chairman of the Board) and Chief Executive Officer of Abengoa; Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director (Chairman, as Abengoa S.A., of the Foundation Focus-Abengoa).

Javier Benjumea Llorente	Director of Abengoa, S.A.; Director of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa.

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company).

José Luis Aya Abaurre	Director of Abengoa; Director (Vice Chairman) of Inversion Corporativa IC, S.A. (holding company).

Aplicaciones Digitales, S.L.	Director of Abengoa. Aplicaciones is a Spanish limited liability company. José B. Terceiro Lombas, Aplicaciones’ sole manager, serves as its nominee. Mr. Lombas is the Deputy Vice Chairman of Abengoa; a Director of Telvent, as well as a Professor at the Complutense University (Madrid, Spain).

Alicia Velarde Valiente	Director of Abengoa.

Carlos Sebastián Gascón	Director of Abengoa.

Carlos Sundheim Losada	Director of Abengoa.

Daniel Villalba Vila	Director of Abengoa.

Fernando Solís Martínez-Campos	Director of Abengoa.

Present Principal
Name	Occupation or Employment
Ignacio Solís Guardiola	Director of Abengoa.

Maria Teresa Benjumea Llorente	Director of Abengoa.

Mercedes Gracia Díez	Director of Abengoa.

Miguel Martín Fernández	Director of Abengoa.

José Borrell Fontelles	Director of Abengoa

Amando Sánchez Falcón	Chief Financial Officer of Abengoa.

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa.

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent; Joint Director of Telvent Investments, S.L.; Chairman of GIRH (human resources outsourcing); an Abengoa subsidiary.

Alfonso González Domínguez	President of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa.

Javier Molina Montes	President of Befesa Agua, S.A.U. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider).
     Directors and Executive Officers of Siema AG. The name and present principal occupation or employment of each director and executive officer of Siema and certain other information are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Siema.

Present Principal
Occupation or
Name	Employment	Business Address	Citizenship
Miguel Angel Jiménez- Velasco Mazarío	Chairman	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

Juan Carlos Jiménez	Director	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

Present Principal
Occupation or
Name	Employment	Business Address	Citizenship
Suzanne Wettenschwiler	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Roman Giger	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Raoul Bussmann	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland
     Directors and Executive Officers of Telvent Corporation, S.L. The name and present principal occupation or employment of each director and executive officer of Telvent Corporation and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Avda. de la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Telvent Corporation. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Miguel A. Jiménez-Velasco Mazarío	Chairman

Juan Carlos Jimenez Lora	Director

José Marcos Romero	Director